UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 01-14736

Publicis Groupe S.A., The New York Stock Exchange
(Exact name of Issuer as specified in its charter
and name of Exchange where security is listed and/or registered)

133, Avenue des Champs-Elysé, 75008 Paris, France, +33 1 44 43 70 00
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts), each American
Depositary Share representing one Ordinary Share

Ordinary shares, nominal value €0.40 per share

Equity Warrants

ORANEs

(Description of class of securities)

Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)	☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)	☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒]  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Publicis Groupe S.A. certifies that it has reasonable ground to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 17, 2007	By: /s/ Maurice Lévy	Chief Executive Officer and Chairman of the Management Board
Date	Name: Maurice Lévy	Title: